Mail Stop 3010

April 8, 2010

VIA U.S. MAIL AND FAX (562)733-5200

Mr. Thomas M. Herzog
Executive Vice President and Chief Financial Officer
HCP, Inc
3760 Kilroy Airport Way
Suite 300
Long Beach, California, 90806

   Re: **HCP, Inc**
      Form 10-KSB for the year ended December 31, 2009
      File No. 001-08895

Dear Mr. Herzog:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

General

1. We note that you have filed a proxy statement on March 12, 2010. We also note that information required by Part III of your Form 10-K for fiscal year ended December 31, 2009 is incorporated by reference from your proxy statement. Please note that we may have additional comments after we review your disclosure in the proxy statement.

Item 1 Business

Business Strategy

Healthcare Segments, page 8

2. Refer to the second full paragraph at the top of page 8. To the extent material, please expand your disclosure in future filings to discuss in greater detail the "certain performance conditions" that must be met in order for the borrower to extend the maturity on the loans.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 37

3. Please revise your disclosure in future filings, as applicable, to describe any limitations in your credit facilities that restrict your ability to fund dividend payments in accordance with Item 201(c)(1) of Regulation S-K. To the extent you believe the limitations are not material, please tell us.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 55

4. We note your disclosure throughout the Risk Factors section regarding current economic conditions and the negative impact that defaults by your tenants could have on your future operations. Please consider expanding your disclosure regarding the credit and liquidity risks you may face related to the collectability of your rent receivables and financing activities. Please provide us your analysis as to your considerations regarding the materiality of such additional disclosure.

Item 15. Exhibit and Financial Statement Schedules, page 65

5. We note that exhibits 10.24, 10.25, 10.28, 10.29, 10.30, 10.31 and 10.35 only list and do not include the exhibits and schedules listed in the table of contents for each respective agreement. Because Item 601(b)(10) does not permit the omission of information that is attached to a material contract, please file the complete agreement in an amendment to your 10-K, in a Form 8-K, or as an exhibit to your next periodic report. Alternatively, please explain why the information was omitted or why the agreements themselves are no longer material to investors.

Consolidated Financial Statements

Consolidated Statements of Income, page F-4

6. Please tell us how you presentation of interest income within revenues, complies with Rule 5-03 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-7

7. We note that your distributions to shareholders and noncontrolling interest holders exceeded cash flows from operations for the current year. Please tell us the sources of cash used to fund these distributions. Additionally, please revise the liquidity section of your MD&A to include a discussion of the sources of cash used to fund distributions.

Notes to Consolidated Financial Statements

(7) Loans Receivable, page F-24

8. Please provide us with more information regarding your loan receivable from the Cirrus Group, LLC. In your response explain to us how management arrived at the conclusion that a $4.3 million reserve was adequate. Additionally, tell us how much accrued interest had been recorded related to the loan as of December 31, 2009. In your disclosure you state that total accrued interest is approximately $5.2 million. However, you also state that total interest revenue recorded on the loan was $11.2 million and cash payments from the borrower for interest were $2.4 million. Please explain to us where the remaining interest receivable has been recorded.

<u>(17) Impairments, page F-46</u>

9. We note your disclosure that you have recorded impairment charges related to 12 of the 15 management contracts with Sunrise. Tell us whether management tested intangible assets related to the remaining 75 management contracts with Sunrise. In your response, tell us the likelihood that the remaining 75 contracts will be terminated.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney at (202) 551-3473 or Tom Kluck, Legal Branch Chief at (202) 551-3233 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief